April 29, 2010

Mail Stop 3010

Mr. John Reyes
Chief Financial Officer
Public Storage
701 Western Avenue
Glendale, CA 91201-2349

   Re: Public Storage
     Form 10-K for the year ended December 31, 2009
     Filed March 1, 2010
     File No. 001-33519

Dear Mr. Reyes:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Daniel L. Gordon
        Branch Chief